

07000716

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERKELEY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 BRUNSWICK ROAD
(No. and Street)

GRASS VALLEY (City) CA (State) 95945 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN VILLARINA (530) 601-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET (Address) SACRAMENTO (City) CA (State) 95814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, NORMAN VILLARINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERKELEY CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


RUSEL HECKERT
COMM. # 1419604
NOTARY PUBLIC-CALIFORNIA
PLACER COUNTY
COMM. EXP. JUNE 20, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKELEY CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2006



MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants



MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

Norman Villarina, President
Berkeley Capital Securities, LLC
Grass Valley, California

I have audited the accompanying balance sheet of Berkeley Capital Securities, LLC, as of December 31, 2006 and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkeley Capital Securities, LLC, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 9, 2007

BERKELEY CAPITAL SECURITIES, LLC
BALANCE SHEET
December 31, 2006

ASSETS

Current Assets	
Cash	$ 16,036
Prepaid expense	130
Total Current Assets	$ 16,166

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accrued expense	$ 3,075
Total Current Liabilities	3,075
Member's Equity	13,091
Total Liabilities and Member's Equity	$ 16,166

See accompanying notes and auditor's report.

BERKELEY CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
Year ended December 31, 2006

Commission Income	$ -
Expenses	
Rent	2,625
Insurance	364
Regulatory fees	3,540
Bank charges	60
Total Expenses	6,459
Net Income (Loss) From Operations	6,459
Income Tax Expense	800
Net Income (loss)	(7,259)
Member's Equity, December 31, 2005	14,550
Member's Contributions	5,800
Member's Equity, December 31, 2006	$ 13,091

See accompanying notes and auditor's report.

BERKELEY CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income (loss)	$ (7,259)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Increase in prepaid expense	(130)
Increase in accrued expense	2,625
Total Adjustments	2,495
Net Cash Used By Operating Activities	(4,764)
Cash Flows From Financing Activities	
Member contributions	5,800
Net Cash Provided by Financing Activities	5,800
Net increase in cash	1,036
Cash and Cash Equivalents, December 31, 2005	15,000
Cash and Cash Equivalents, December 31, 2006	$ 16,036

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$ 800
Interest	$ -

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditor's report.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is a sole member LLC, formed in Delaware and registered as a foreign limited liability company in California, and is certified as a broker-dealer pursuant to the provisions of the Corporate Securities Law of California. As of the date of this report, the Company has yet to sell any securities.

Income Taxes

Income tax expense includes current state taxes. There are no deferred taxes as the Company reports its income on the same basis of accounting for financial statement and income tax purposes. The Company is required to file a California income tax return as a sole member LLC. Income tax expense included in the statement of income and member's equity is the minimum California franchise tax for the year. A federal income tax return is not required to be filed by the Company, considered a disregarded entity for federal income tax purposes, any income or expense of the Company is reported on the federal income tax return of its sole member.

Operations

The Company's operations are conducted from the same offices as its sole member LLC. This member LLC incurs the burden of certain common general and administrative expenses, thereby reducing the direct expenses of Berkeley Capital Securities, LLC.

Note 2: Related Party Transactions

Rent expense of $2,625 during the year ended December 31, 2006 and $450 incurred prior to 2006, and the related accrued expense balance of $3,075 at December 31, 2006 is owing to the sole member and a related entity of a member of the sole member LLC. The Company currently subleases its office space from its sole member for $250 per month.

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000; at December 31, 2006, the Company had net capital of $13,091.

BERKELEY CAPITAL SECURITIES, LLC
December 31, 2006

Berkeley Capital Securities, LLC does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)



MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Norman Villarina, President
Berkeley Capital Securities, LLC
Grass Valley, California

I have examined the financial statements of Berkeley Capital Securities, LLC for the year ended December 31, 2006 and have issued my report thereon dated February 9, 2007. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of

duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by management. This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, the member's management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Company.

Mistata Associates

February 9, 2007

END